KMS

SEC Mail Processing Section S

MAR 01 2018

Washington DC
413

18006882

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

A ...UDITED REPORT FORM X-17A-5 PART III *

SEC FILE NUMBER
~~8-69319~~

8-69319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LXM US LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 40th St.
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S CPAs
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Rd., Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of , as of February 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LXM USA LLP
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
DECEMBER 31, 2017

LXM USA LLP

CONTENTS

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of LXM-USA, LLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LXM-USA, LLP (the "Company") (a limited liability partnership), as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of LXM-USA, LLP as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 26, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

LXM USA LLP
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 36,274
Due from broker	88,490
Accounts receivable	50,363
TOTAL ASSETS	$ 175,127
LIABILITIES AND MEMBERS' CAPITAL	
Accounts payable and other liabilities	36,906
Payable to affiliated entity	9,354
Total short term liabilities	46,260
Subordinated debt	75,000
TOTAL LIABILITIES	21,260
Members' Capital (Deficit)	53,867
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 175,127

See independent auditors' report and notes to financial statement

NOTE 1 - ORGANIZATION

LXM USA LLP (the "Company") was formed in the State of Delaware as a Limited Liability Partnership ("LLP") on February 15, 2013. The Company's purpose is to carry on a general brokerage and financial business, but more specifically to act as a broker/dealer in marketable securities to its institutional clients. The Company is owned by six individuals who manage a similar business in Europe.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The books and records of the Company are kept on the accrual basis and follow trade date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company is a limited liability partnership and is treated as a pass through entity for income tax reporting purposes. No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Since the Partnership operated at a net loss for the year ended December 31, 2017, there is no provision for UBT for the year.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2015 and 2016. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

The Partnership has a deferred UBT income tax asset of approximately $59,000 at December 31, 2017 related to the current year and to net operating loss carry forwards. A valuation allowance has been established offsetting the $58,000 as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $1,470,000 as of December 31, 2017, which begin to expire in 2023.

NOTE 3 – DUE FROM BROKER

The amount due from broker at December 31, 2017 includes the required clearing deposit pursuant to the Clearing Agreement.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of $5,000. At December 31, 2017, the Company had net capital of $78,503 which exceeded the required net capital by $73,503, and a total aggregate indebtedness of $46,261. The Company's aggregate indebtedness to net capital ratio was approximately .59 to 1 at December 31, 2017.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES AND COMMITMENTS

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company had no lease or equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2017 or during the year then ended.

NOTE 7 – RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement in place with LXM Finance LLP, ("LXMF") a U.K. limited liability partnership and affiliated entity. Under the agreement, LXM Finance LLP makes limited services available to LXM USA LLP without charge. These costs include certain third party technology expenses including Bloomberg for market data feeds and Tradeflex for its trading platform and the use of the office space (rent) and office equipment and supplies.

The Company is not responsible or liable, neither directly or indirectly, to LXMF, or any other third party entity or vendor, for expenses paid by LXMF on behalf of the Company.

SUBORDINATED LIABILITIES

On March 31, 2015 FINRA approved a subordinated loan agreement for $75,000 between the Company and an entity under common control. The agreement matures on March 31, 2020 and principal and interest payments are due in full on that date. The loan bears interest at 1.89% and approximately $1,500 has been recognized as interest expense for 2017. The loan is subordinated to all other liabilities of the Company.

NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

Revenue Recognition (ASC 606)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In august 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS(CONTINUED)

will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606).: Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 10 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events and no events have been identified which require disclosure.